  Charles S. Kim

  +1 858 550 6049

  ckim@cooley.com

January 16, 2018

Jeff Gabor

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Taiwan Liposome Company, Ltd.

Draft Registration Statement on Form F-1

Submitted December 8, 2017

CIK No. 0001722890

Dear Mr. Gabor:

On behalf of Taiwan Liposome Company, Ltd. (“TLC” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 5, 2018 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Commission on December 8, 2017. Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Registration Statement (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised DRS Amendment No. 1 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

Cover Page

1.

We note your statement that the last reported sale price of your ordinary shares on the Taipei Exchange was NT$              per share, or approximately $              per share, based on an exchange rate of NT$              to $1.00. You may present the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate assuming the U.S. IPO price will be substantially the same as the home market trading price. Based on your disclosure on page 168 that the initial public offering price has been negotiated by you and the Representatives using many factors, and the restrictions on pricing discussed in your risk factor on page 42, it appears that the U.S. IPO price will not be substantially the same as the home market trading price. Please revise your cover page to provide a bona fide price range as required by Item 501(b)(3) of Regulation S-K. If you intend to price the securities based on the Taipei Exchange trading price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities.

January 16, 2018

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Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of DRS Amendment No. 1 as requested to disclose a bona fide price range for the proposed offering.

Prospectus Summary

Overview, page 1

2.

We note your use of the term “significant areas of unmet medical need” here and elsewhere in the document. Such a term might imply that your product is eligible for fast track designation or priority review granted by the FDA for products that treat certain serious unmet medical needs. Please remove your use of this term throughout or otherwise please explain why you believe use of this term is appropriate.

Response: The Company respectfully advises the Staff that it does believe the use of the term “significant areas of unmet medical need” is appropriate because each of the therapeutic indications which the Company is targeting as described in the prospectus could potentially meet the definition of “unmet medical need” as set forth in the FDA’s Guidance for Industry “Expedited Programs for Serious Conditions-Drugs and Biologics” (May 2014). The Company’s basis for using this term is set forth in the table below:

Product Candidate	Indication	Significant unmet medical needs
TLC599	Osteoarthritis (OA) knee pain	Existing therapies do not provide durable pain relief and chronic OA knee pain has the potential to lead to opioid abuse. (page 78-79)
TLC399	Macular edema secondary to retinal vein occlusion

A significant percentage of patients do not respond to currently available therapy; existing therapies do not provide durable efficacy and require frequent administrations; and the need to use large gauge needles can increase the risk of conjunctival hemorrhage. (page 86)

TLC590	Postsurgical analgesia	Existing therapy showed minimal to no difference in mean pain intensity compared to placebo between 24 and 72 hours after administration, resulting in the need for opioid analgesia. (page 89)
TLC178	Relapsed or refractory pediatric rhabdomyosarcoma	There is currently no established treatment guideline or FDA approved therapy. (page 91)

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The Company also notes that its ultimate decision as to whether to apply for fast track or priority review designation will depend in part on future clinical results and other factors in addition to unmet medical need that are relevant to the FDA’s decisions to grant such designations.

3.

We note your statement that you anticipate that your four lead product candidates will be in pivotal clinical trials in 2019. However, we note that for two of these product candidates you have not yet filed INDs. Please supplementally tell us why you believe you will be in pivotal clinical trials for all four product candidates in 2019. Please also balance this disclosure by indicating that you will require additional capital to complete Phase III development of these product candidates. Please make similar disclosure in your Business section.

Response: In response to the Staff’s comment, the Company confirms to the Staff its expectation that all four of its lead product candidates will be in pivotal clinical trials in 2019 and advises the Staff that, with respect to TLC178 and TLC590, the two product candidates for which it has not yet filed Investigational New Drug (IND) applications, the timeline projections for pivotal trial initiation are as follows:

TLC178: As disclosed on pages 92-93 of the DRS Amendment No. 1, the Company is currently conducting a Phase I/II dose escalation trial for adult patients with advanced solid tumors and lymphoma and expects to file an IND for TLC178 in pediatric RMS in the first half of 2018 and subsequently initiate a pediatric Phase I/II clinical trial. Due to the rarity of pediatric RMS and the scarcity of therapeutic options, the Company believes that Part II of this trial could be considered as a single arm, pivotal trial for relapsed or refractory pediatric RMS, which the Company plans to confirm with the FDA during an End of Phase I meeting. The Company expects to begin enrolling patients in Part II of this trial in the fourth quarter of 2019.

TLC590: As disclosed on page 89 of the DRS Amendment No. 1, the Company plans to file an IND for TLC590 in the first half of 2018 and to initiate a Phase I/II clinical trial thereafter. The Company expects to complete this Phase I/II clinical trial in bony tissue surgery in the third quarter of 2019 and to initiate a pivotal trial in bony tissue surgery in the fourth quarter of 2019.

The Company has also revised the disclosure on pages 3, 5, 62, 63, 75, 77, 89 and 92 of DRS Amendment No. 1 in response to the Staff’s comment.

Pipeline, page 4

4.

The table of your pipeline product candidates on pages 4 and 73 should reflect the actual status of your pipeline candidates as of the latest practicable date. The table lists RMS as the indication for TLC178 and indicates that you have already started a Phase I trial for RMS, however we note that you have not filed an IND for TLC178 for pediatric RMS and have not conducted any trials

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for pediatric RMS. In addition, the table suggests that you are halfway through a Phase II trial for TLC599 when we note that you have just started enrolling patients. Please revise the tables on pages 4 and 73 accordingly. Please ensure that your disclosure clearly states that you have not yet conducted trials for pediatric RMS as your disclosure throughout indicates that the primary target for TLC178 is pediatric RMS.

Response: In response to the Staff’s comment, the Company has revised its pipeline chart and related disclosures on pages 4 and 76 of DRS Amendment No. 1.

Risk Factors

We have relied on Taiwan government funding, which could require us to take action..., page 14

5.

Please disclose the “certain conditions” upon which you may be required to license your research and development achievements with respect to TLC399 and potentially TLC178. Please also disclose whether the limitations on use of the relevant R&D outside of Taiwan will impact your ability to market and/or sell related products outside of Taiwan.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 14 and supplementally advises the Staff that to date, only clinical trial data has resulted from the Taiwan government funding and no patents or other material intellectual property rights have been derived from such funding. Accordingly, the Company does not expect any material impact on its ability to market and/or sell related products outside of Taiwan. If, in the future, any intellectual property does result from such funding, then the Institute for Information Industry on behalf of the Taiwan Ministry of Economic Affairs is entitled to exercise its right under the grant to require the Company to license the research and development achievements to a third party only in the event that the Company either: (a) fails to implement the research and development achievements during a reasonable period without a reasonable justification, and a third party has requested a license by offering reasonable business terms but was not able to reach an agreement with the Company during the foregoing period or (b) the Company implements research and development achievements in a manner that obstructs environmental protection, public safety or public health and is disciplined by relevant authorities.

We rely completely on third parties to manufacture our preclinical and clinical drug supplies..., page 23

6.

Please file your agreement with Hospira Australia Pty Ltd as an exhibit to the registration statement or, in the alternative, tell us why you are not required to file this agreement. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not view its agreement with Hospira Australia Pty Ltd. as a material agreement which would be required to be filed as an exhibit to the Registration Statement per Item 601(b)(10) of Regulation S-K because the Company utilizes the agreement only for clinical materials for its TLC178 product candidate, as opposed to the manufacture of commercial supplies, the agreement is of the type that ordinarily accompanies the kind of business conducted by the Company per Item 601(b)(10)(ii) and the Company believes it would be able to enter into an agreement with an alternative manufacturer on similar terms, if required. Furthermore, TLC178 is only in the early stages of development compared to other candidates in the Company’s product candidate

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pipeline. As the Company’s development of TLC178 advances and becomes more material to the Company’s overall clinical pipeline, particularly if the Company successfully completes pivotal trials of TLC178 and is at that time continuing to rely on Hospira for drug supply, the Company will reevaluate the materiality of the agreement.

We face substantial political risks associated with doing business in the ROC and the PRC..., page 36

7.

Please revise this risk factor to explain the particular risks to you or to investors. We note that certain business transactions and technology agreements between you and any entity in the PRC require the ROC government’s approval, and any PRC investor must be a QDII to invest in your business. Please describe whether you have any material transactions or agreements with any PRC entities that are subject to such approval, whether you have obtained this approval, and if you are otherwise materially impacted by these restrictions. Similarly, please disclose whether there are any material risks to you based on the restrictions on PRC investors, including whether any of your current shareholders are PRC investors and whether they meet the proper qualifications for investing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 37-38 of DRS Amendment No. 1.

Use of Proceeds, page 54

8.

Please revise to identify the stage of development you expect to achieve for each listed product candidate with the proceeds of the offering. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please disclose the order of priority of such purposes. To the extent material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of such other funds needed for each specified purpose. Refer to Item 3.C.1 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 56 of DRS Amendment No. 1.

Credit Arrangements, page 65

9.

Please file the credit arrangements as exhibits to the registration statement, or tell us why you believe they are not required to be filed. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that it does not view its long-term, mid-term or short term loan contracts with Taiwan Cooperative Bank or its revolving line of credit with E. Sun Bank to be material agreements that would be required to be filed as exhibits to the Form F-1 per Item 601(b)(10) of Regulation S-K. Specifically, the dollar amounts as of December 31, 2017 (NT$37.8 million (US$1.28 million1), NT$32.3 million (US$1.09 million1),

1 All translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made at a rate of NT$29.64 to $1.00, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2017.

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NT$16.0 million (US$0.54 million1) and NT$30.0 million (US$1.01 million1), respectively) are immaterial to the Company, and the Company’s cash and cash equivalents as of December 31, 2017, of approximately NT$951.7 million (US$32.11 million1) are sufficient to repay the amounts currently outstanding. In addition, the Company advises the Staff that the loan contracts do not contain other obligations or negative covenants that are material to the Company’s operations.

Business Overview, page 71

10.	Please revise your discussion to disclose the date of filing for each IND submitted for your lead product candidates, including the sponsor, the relevant product candidate and the indication.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75 of DRS Amendment No. 1.

11.

We note that many of the trials discussed in this section provide results without providing proper context for such results. For each of the pre-clinical and clinical trials discussed in this section, please disclose the date(s) of the trials and the location; patient information (e.g., number of patients enrolled and treated and the criteria for participation in the study); duration of treatment and dosage information (both amount and frequency); the specific endpoints established by the trial protocol; and actual results observed, including whether statistical significance was demonstrated and the p-values supporting statistical significance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 75, 78, 81, 86-88, 91 and 92 of DRS Amendment No. 1. The Company supplementally advises the Staff that it has not added details with respect to the dates of each trial because it does not believe that such information would be material to an investor because all of the trials are either recently completed or ongoing.

12.

We note your references throughout this section to certain third party studies or claims as compared to your studies. For example, we note on page 76 your statement that a preclinical toxicology study of TA showed proteoglycan loss after just one month, whereas you found no proteoglycan loss. Similarly, on page 79 you state that a recently approved formulation of TA only achieved half of peak pain reduction as compared to TLC599’s near peak decreases within a week. These are just examples. Please provide proper context for these and similar claims by providing the specific details and parameters of the study from which this data was drawn, including clinical endpoints, duration of treatment, comparison against placebo or standard treatment, metrics utilized, statistical significance, etc. Without this contextual information, it may be difficult for the reader to draw an accurate and balanced assessment of these favorable results. If you cannot provide this information, please delete the reference.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 80 and 83 of DRS Amendment No. 1.

13.

Please clearly disclose the number and type of all treatment-related adverse events and serious adverse events for each clinical trial discussed. For example, we note that your risk factor on page 19 states that in your Phase I clinical trial of TLC399 there were 15 treatment-related

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adverse events and two subjects that experienced serious adverse events, but your disclosure on page 83 states that to date there have been no unexpected serious adverse reactions or patient withdrawals due to adverse events, and does not indicate that the intraocular pressure events were considered SAEs. Please revise your disclosure throughout accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 84 and 87 of DRS Amendment No. 1.

TLC599 Preclinical Toxicology Relative to TA, page 76

14.	Please explain the significance of the images in Figure 3. It is unclear why some show proteoglycan loss and others do not.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 80 of DRS Amendment No. 1.

TLC599 Phase I/II Data, page 77

15.

We note your statement on page 79 that the change measured in the trial was shown with “statistical significance.” Please provide an explanation of the term “statistical significance” and discuss how statistical significance relates to the FDA’s evidentiary standards of efficacy. Please expand your disclosure to provide the results, including p-values, of the component analyses showing statistical significance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 82 of DRS Amendment No. 1 to remove the reference to “statistical significance.”

Our Solution: TLC178, page 87

16.

We note that the FDA-approved label for vinorelbine states that the safety and effectiveness of vinorelbine in pediatric patients have not been established and showed no meaningful clinical activity in various pediatric cancers. It appears that you are relying on third-party trials relating to the off-label use of vinorelbine in RMS and other sarcomas. Based on your disclosure, it does not appear that vinorelbine has been approved by the FDA for use in RMS and in particular not in pediatric RMS. Please delete the statements in this section and elsewhere as appropriate that vinorelbine has demonstrated efficacy in RMS and other STSs. The safety and efficacy of a product is dependent on the FDA or comparable agencies making this determination. In addition, please provide the dates and specifics of the published trials you reference regarding the use of vinorelbine for RMS. Please also tell us whether the fact that vinorelbine has not been approved for use by the FDA for RMS may impact your ability to use the 505(b)(2) pathway or the approval of an IND for TLC178 in pediatric RMS.

Response: In response to the Staff’s comment, the Company acknowledges that vinorelbine has not been approved by the FDA for use in RMS; however, the Company advises the Staff that it believes that it may still be able to develop TLC178 through the use of the 505(b)(2) pathway as a new formulation and with a new indication since the use of the 505(b)(2) pathway or an IND does not depend on the predicate drug being approved in the same indication. According to the

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September 2016 FDA publication titled “Abbreviated New Drug Applications and 505(b)(2) Applications,” (Docket No. FDA-2011-N-0830 ), “505(b)(2) application is an NDA for which one or more of the investigations described in section 505(b)(1)(A) of the FD&C Act and relied upon by the applicant for approval ‘were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted’ (section 505(b)(2) of the FD&C Act).” The Company advises the Staff that the 505(b)(2) pathway does not require a new drug seeking approval to be for the same indication as the referenced drug (i.e., vinorelbine for TLC178). As a result, the Company believes that it is permitted to reference existing vinorelbine data related to its chemistry, manufacturing and controls (“CMC’) and safety. Therefore, the Company does not expect any negative impact on its ability to use the 505(b)(2) pathway or obtaining an IND for TLC178 in pediatric RMS. As applicable, the Company will also provide relevant CMC data, preclinical data, and conduct from its own clinical trials for TLC178 to support the treatment of pediatric RMS.

The Company has revised the disclosure on page 91 of DRS Amendment No. 1 to clarify the existing evidence that vinorelbine may have efficacy in the treatment of RMS and other sarcomas.

17.

Please explain the basis for your statement on page 88 that “with most liposomal chemotherapeutics, the liposomal formation exhibits less toxicity that the free form” and therefore you believe TLC178 will have reduced systemic toxicity as compared to free vinorelbine.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that its basis for its statement is as follows: A common characteristic of liposomes is that they facilitate the delivery of more payload to the tumor tissue through enhanced permeability and retention effects, which takes advantage of the leakiness of new blood vessels that grow to support tumors. A preferential distribution to tumor tissue, as opposed to healthy tissue, would lead to decreased systemic toxicity. A well-known example of a liposomal formulation lowering toxicity is Doxil (liposomal doxorubicin). A recent article2 describes the advantage of decreased cardiac toxicity compared to conventional doxorubicin.

Approved Generic Products, page 92

18.

Please expand your disclosure to describe the material terms of your cooperative development agreement and sales agreements with third parties, including milestone amounts, royalty rates and duration of royalty payments, and termination provisions. Please also file these agreements as exhibits to the registration statement, or tell us why you believe you are not required to file such exhibits.

Response: In response to the Staff’s comment, the Company respectfully advises the staff that it does not view its cooperative development agreement and sales agreements with third parties

2 Rafiyath SM, Rasul M, Lee B, Wei G, Lamba G, Liu D. Comparison of safety and toxicity of liposomal doxorubicin vs. conventional anthracyclines: a meta-analysis. Exp Hematol Oncol. 2012; 1(1): 10 doi: 10.1186/2162-3619-1-10.

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related to its approved generic products as material agreements which would be required to be filed as exhibits to the Form F-1 per Item 601(b)(10) of Regulation S-K. Specifically, the Company’s commercialized generic products do not generate material revenue for the Company and are not expected to do so for the foreseeable future. In addition, the Company does not believe that such products are part of the Company’s value-proposition to investors, which is instead comprised of the Company’s proprietary pipeline of product candidates in development. In addition, the loss of any related development or sales agreements related to the Company’s existing generic products would not have a material impact on the Company’s business and operations.

Intellectual Property, page 94

19.

For each of your material patents, please disclose (1) the specific product(s) to which such patents or patent applications relate; (2) whether the patents are owned or licensed from third parties, and if so, from whom; (3) the type of patent protection; (4) patent expiration dates and expected expiration dates for patent applications; and (5) the jurisdictions where patents are issued and patent applications are pending.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 99 and 100 of DRS Amendment No. 1.

Employment Agreements with Executive Officers, page 119

20.	Please file your employment and service agreements with your executive officers as exhibits to the registration statement.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it believes it is not required to file employment or service agreements as exhibits pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K, which states that any compensatory plan, contract or arrangement for a foreign private issuer is not required to be filed if (a) the registrant describes the required compensatory information and (b)(i) the public filing of such plan, contract or arrangement is not required in the registrant’s home country and (ii) is not otherwise publicly disclosed by the registrant. The Company respectfully submits that it has provided the required compensatory information under Item 402(a)(1) of Regulation S-K, that the Company’s home country of Taiwan does not require the public filing of the employment or service agreements and that these agreements have not otherwise been publicly disclosed.

Financial Statements

Note (23) Income tax, page F-36

21.	Please tell us why income tax calculated based on profit (loss) before tax and statutory tax rate is not NT$140,038 (NT$823,753 multiplied by 17%) rather than NT$535, and then reconciled to NT$563.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-36 as below to reconcile the income tax calculated based on profit (loss) before tax and statutory tax rate applicable in the Company’s home jurisdiction of NT$140,038 to NT$563.

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	Year ended December 31, 2016
	NT$000	US$000
Tax calculated based on profit (loss) before tax and statutory tax rate (Note)	($ 140,038)	($ 4,322)
Effect of different tax rates in countries in which the group operates	439	13
Tax effect of amounts which are not taxable in calculating taxable income	(89)	(3)
Taxable loss not recognized as deferred tax assets	140,134	4,325
Prior year income tax underestimation	117	4

Income tax expense	$ 563	$ 17

Note: The basis for computing the applicable tax rate is the rate of 17% applicable in the parent company’s country.

Note 9(2) Commitments, page F-41

22.

Please tell us why you do not include the purchase contract commitments of NT$61,920,000 and research and development commitments of NT$615,362,000 and royalties in the table of contractual obligations on page 67.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the specified purchase contract commitments and research and development commitments allow the Company to terminate without cause, with no continuing material payment or other obligations, and therefore are cancelable contracts and not included in the table of contractual obligations and commitments. Additional details regarding the purchase contract commitments and research and development commitments can be found in DRS Amendment No. 1 on page F-42.

General

23.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company confirms that it will supplementally provide the Staff with copies of all written communications, as defined under Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

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24.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company respectfully advises the Staff that it does not currently intend to include any additional graphic, visual or photographic material in the printed prospectus other than the Company’s logo which currently appears on the front and back cover pages of DRS Amendment No. 1 and the other graphics that are presently included in DRS Amendment No. 1. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic material in the printed prospectus, it will provide proofs of such material to the Staff prior to its use.

*        *        *

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Please contact me at (858) 550-6049 or Robert Phillips at (415) 693-2020 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Charles S. Kim

Charles S. Kim

cc:	George Yeh, Taiwan Liposome Company, Ltd.
Robert Phillips, Cooley LLP
James Lu, Cooley LLP
Jacqueline Fu, K&L Gates
Bruce K. Dallas, Davis Polk & Wardwell LLP
Justin C. Liang, Baker & McKenzie, Taiwan